Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	TUESDAY, MAY 28 2013

Performance Statistics

On-Time Experience

American	Mon	MTD	Target
D-0	59.3	56.8	64.5
A+14	80.1	76.5	80.3

Eagle
D-0	62.0	60.0	69.0
A+14 DOT	71.7	70.7	75.9

Every Bag Counts
American	Mon	MTD*	DOT Standard
	2.45	2.87	2.50

*	DOT claims per 1000 customers

Announcements

» Travel is Now Available Only on New Jetnet

All travel content is now only on new Jetnet for active employees. All travel content and the non-revenue travel planner tool is on new Jetnet’s Travel space. Find out how to access Travel from classic Jetnet. The Travel page on classic Jetnet remains unchanged for retirees.

» Share Your Thoughts on the American–US Airways Merger

Would you like to share your thoughts on the merger with the media and, in turn, the U.S. Department of Justice? Here’s your chance! Recently, advocate and journalist Christopher

Elliott invited consumers to participate in a poll on his blog regarding the merger. Comments will be shared with the U.S. Department of Justice, which is the agency with “a final say-so in the merger,” and the agency is looking for real feedback from air travelers. Read Elliott’s article (Internet access required) and scroll through to participate in the poll.

» “Service Was Impeccable and Friendly”

A customer recently returned on a flight from San Juan to Miami after taking another carrier for his outbound trip. Regarding his trip on American, he remarked, “The aircraft cabin was comfortable, clean and well stocked. The service was impeccable and friendly.” Read more in Customers Write on classic Jetnet.

Industry News

From TheStreet.com

Delta’s New JFK Terminal Pressures United at Newark

Delta opened its new $1.4 billion New York JFK terminal on Friday. The expansion of Terminal 4, where Delta is the primary tenant, has added nine new widebody gates, bringing the total on Delta’s B Concourse to 19, of which Delta controls 16. Between late Thursday night and early Friday morning, Delta moved much of its operation from Terminal 3 to Terminal 4. Delta now begins work on a smaller $200 million project, adding 11 smaller gates at Terminal 4, enabling it to move its regional jet operation from Terminal 2. Delta becomes the last of the JFK hub carriers to open a new terminal. American opened its stunning terminal in August 2007. JetBlue also opened one in 2008. Despite the vast improvements, JFK is not quite set up to Delta’s liking. While SkyTeam partners KLM, Air Europa and China Airlines, as well as future joint venture partner Virgin Atlantic, are already in Terminal 4, key joint venture partner Air France as well as SkyTeam partners China Eastern and China Southern are not.

From ATWOnline

Foxx Tells Senate that Infrastructure Modernization Will Be DOT Priority

U.S. transportation secretary-nominee Anthony Foxx told Congress that modernizing and building up the country’s transportation infrastructure, including implementing the NextGen air traffic control system, will be a top priority during his tenure heading the Department of Transportation (DOT). Foxx, the mayor of Charlotte, N.C., was nominated in late April by President Barack Obama to become the 17th U.S. Secretary of Transportation, replacing Ray LaHood. Foxx testified before the Senate Commerce, Science and Transportation Committee in a confirmation hearing; the Senate is expected to confirm Foxx for the DOT post without controversy. Foxx several times stated his approval of FAA’s NextGen ATC project, calling it

“an exciting opportunity” and a “key innovation” that enjoys “broad support.” Acknowledging NextGen’s funding challenges, Foxx said he intends to “engage the stakeholders” that will benefit from moving to a satellite-based ATC system, namely airlines.

Crude Oil and Jet Fuel

Closing Fuel Prices for Friday, May 24

Crude oil was $94.15 a barrel, down $0.09 from the previous day.

Jet fuel price was $113.98 a barrel, up $0.06.

Merger Q&A

Q. Which company is the buyer in this deal – AMR or US Airways?

A. The transaction is structured as a merger, not as the purchase by one company of the other. AMR and US Airways have an agreement to combine both companies. To effect the merger, AMR Corporation, American’s current parent, has formed a wholly-owned subsidiary, AMR Merger Sub, Inc., which will merge with and into US Airways Group, Inc., US Airways’ current parent. As a result of the merger, AMR Corporation will be the parent holding company for the combined American and US Airways. We expect that immediately after the merger, AMR Corporation will change its name to American Airlines Group Inc. AMR and US Airways stakeholders will receive shares of the combined company’s new common stock, with 72 percent of the diluted equity ownership going to stakeholders, labor unions and certain employees of AMR and its subsidiaries that filed for reorganization under Chapter 11 and 28 percent of the diluted equity ownership going to holders of US Airways equity instruments.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.